SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 12b-25

                          Notification of Late Filing

                                      Commission File Number  0-24030


(Check one)
[ ] Form 10-K and Form 10-KSB  [ ] Form 11-K
[ ] Form 20-F  [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

      For period ended June 30, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

      For transition period ended ________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________
______________________________________________________________________


                                PART I
                       REGISTRANT INFORMATION

Full name of registrant:   THE PANDA PROJECT, INC.

Former name if applicable: _________________

Address of principal executive offices: 901 YAMATO ROAD,
City, State and Zip Code:               BOCA RATON, FLORIDA 33431


                               PART II
                       RULE 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                PART III
                               NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or other transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  The Company is engaged in a financing transaction that is expected to close on or about August 14, 1998. Additional time is necessary in order to insure appropriate disclosures are incorporated into Form 10-Q for the quarter ended June 30, 1998.

                                PART IV
                          OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

          Kevin J. Calhoun,
   Acting Chief Financial Officer             (561)       994-2300
               (Name)                      (Area Code) (Telephone No.)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes   [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes   [X] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        THE PANDA PROJECT, INC.
             (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1998                    By: /s/ Kevin J. Calhoun
                                               Kevin J. Calhoun
                                               Acting Chief Financial
                                               Officer